SEC FILE NUMBER 000-51263

CUSIP NUMBER 451526107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):          ☒   Form 10-K      ☐   Form 20-F      ☐   Form 11-K      ☐   Form 10-Q    ☐  Form 10-D
     ☐   Form   N-SAR     ☐   Form N-CSR

For Period Ended:	January 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

iDcentrix, Inc.
Full Name of Registrant

Former Name if Applicable

2101 Rosecrans Avenue, Suite 4240
Address of Principal Executive Office (Street and Number)

El Segundo, California 90245
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The current management and directors of the Registrant assumed their positions on January 31, 2008, the last day of the Registrant’s fiscal year, in connection with the consummation of a share exchange agreement previously reported in the Registrant’s Current Report on Form 8-K filed on February 6, 2008 (the “February 6 Form 8-K”).  Since January 31, 2008, management of the Registrant has been required to devote substantial time and effort to implementing its new business plan for the Registrant, as described in the February 6 Form 8-K, in addition to performing the work necessary to prepare the Annual Report on Form 10-K to which this Form 12b-25 relates.  These requirements have placed a substantial burden on the Registrant’s staff which, at the present time, consists of three (3) full-time and one (1) part-time employee.  As a result of these substantial demands upon the Registrant’s limited staff it requires additional time to finalize and file the Report on Form 10-K.  The Registrant intends to file its Report on Form 10-K for its fiscal year ended January 31, 2008 with the SEC no later than May 15, 2008.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
David Fractor	310	414-2675
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s Annual Report on Form 10-K is expected to reflect, substantially, the financial information contained in the unaudited pro forma financial statements included in the February 6 Form 8-K, with appropriate year-end adjustments.

iDcentrix, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2008	By	/s/ Francine Dubois
Francine Dubois President and Chief Executive Officer